Darren DeStefano

+ 703 456 8034

ddestefano@cooley.com

May 14, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Jeanne Bennett

Mary Mast

David Gessert

Celeste Murphy

Re:	Acumen Pharmaceuticals, Inc.

Draft Registration Statement on Form S-1

Submitted April 12, 2021

CIK No. 0001576885

Ladies and Gentlemen:

On behalf of Acumen Pharmaceuticals, Inc. (the “Company”), we are providing this letter in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) Division of Corporation Finance contained in its letter, dated May 10, 2021 (the “Comment Letter”), relating to the Company’s Draft Registration Statement on Form S-1, confidentially submitted on April 12, 2021 (the “Draft Registration Statement”).

The Company is concurrently confidentially submitting Amendment No. 1 to the draft Registration Statement on Form S-1 (the “Registration Statement”), which reflects changes made in response to certain of the comments contained in the Comment Letter.

The numbering of the paragraphs below corresponds to the numbering of the comments contained in the Comment Letter, which for your convenience we have incorporated into this response letter in italics. Page references in the text of this response letter correspond to the page numbers of the Registration Statement. Capitalized terms used in this letter but not otherwise defined in this letter shall have the meanings set forth in the Registration Statement.

Draft Registration Statement on Form S-1 submitted April 12, 2021

General

Cooley LLP 11951 Freedom Dr. #1500 Reston, VA 20190

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May 14, 2021

Page Two

1.

Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company respectfully acknowledges the Staff’s comment and will supplementally provide to the Staff, under separate cover, copies of all written communications, as defined in Rule 405 under the Securities Act, that the Company, or anyone the Company authorized to do so on its behalf, presented to potential investors in reliance on Section 5(d) of the Securities Act.

Prospectus Summary

Our Differentiated Approach to the Treatment of AD, page 2

2.

Please revise throughout to remove any inference regarding regulatory approval or the safety, tolerability and efficacy of your product candidates or explain to us why these statements are appropriate given the early stage of your product candidates. We note, by way of example, the statements that your product candidate, ACU193:

•	has the potential for improved efficacy and for a favorable safety profile and tolerability allowing higher dosing on page 2 under the section Our Differentiated Approach to the Treatment of AD; and

•	“has the potential to be an effective and safe therapy for the treatment of AD”; and

•	is positioned “to be potentially best-in-class” on pages 3 and 100, and a similar statement on page 107.

In response to the Staff’s comment, the Company has revised the disclosure on pages 2, 3, 99, 100, 106, 107, 119, and 122 of the Registration Statement.

Summary of Our Nonclinical Data, page 3

3.	Please expand to disclose the nonclinical studies from which you base your statements related to ACU193.

In response to the Staff’s comment, the Company has added disclosure on page 3 of the Registration Statement.

Our Team, page 3

4.

We note that you identify certain entities on page 4 as investors in your company, several of which do not appear to be among your principal stockholders as disclosed on page 160. If material, please expand your disclosure to describe the nature of each named entity’s investment in you or explain to us why including this information is appropriate.

Cooley LLP 11951 Freedom Dr. #1500 Reston, VA 20190

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May 14, 2021

Page Three

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it believes that it is appropriate to include BlackRock and Rock Springs Capital as key investors in the Company though they are not among the principal stockholders as disclosed on pages 161-163 of the Registration Statement. BlackRock and Rock Springs Capital each hold 4.7% of the Company’s capital stock and are the largest institutional holders after the principal stockholders listed in the disclosure on pages 161-163 of the Registration Statement. Given BlackRock’s global position as an institutional investor and Rock Springs Capital’s specialization in healthcare and biotechnology sector investment, in combination with the size of each entity’s holdings, the Company believes including these entities as key investors in the Company is appropriate.

Use of Proceeds, page 78

5.

Please disclose your intended use of the proceeds from the offering in your next amendment or public filing. Your disclosure should describe how far the proceeds are expected to enable you to progress in the clinical development of ACU193.

In response to the Staff’s comment, the Company supplementally advises the Staff that it intends to revise its disclosure under “Use of Proceeds” in a future amendment to the Registration Statement once it has determined the size of the offering.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Sources of Liquidity, page 90

6.

You state on page 90 that upon achievement of a certain milestone event for ACU193, or upon election of the Series B investors to waive the requirement for the milestone event to be achieved prior to its achievement, you are obligated to issue and sell a second tranche of Series B shares to the Series B purchasers for gross proceeds of $30.0 million. On page 85 you refer to certain defined clinical milestones. Please clarify the nature of the clinical milestone and anticipated timing and if it is likely the purchasers will waive the requirement for the milestone event prior to the IPO.

The Company acknowledges the Staff’s comment and respectfully directs the attention of the Staff to the details around the milestone, which are disclosed on page 157 of the Registration Statement. The Company supplementally advises the Staff that it is expected that the Board of

Cooley LLP 11951 Freedom Dr. #1500 Reston, VA 20190

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May 14, 2021

Page Four

Directors of the Company and the Company’s investors will waive the requirement for the milestone event prior to the IPO. Therefore, the Company respectfully submits that disclosure of the milestone related to the second tranche of the Series B preferred stock financing would not be material to an investor’s understanding of the Company’s liquidity and capital resources. In the event that the Board of Directors of the Company and the Company’s investors do not waive the milestone event prior to the IPO, the Company will revise its disclosure in a future amendment to specify in the Liquidity and Capital Resources disclosure the nature of the milestone.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Research and Development Expenses, page 90

7.	Please revise to provide more detail of the specific nature of your research and development expenses for each period presented.

In response to the Staff’s comment, the Company has revised its disclosure on page 90 of the Registration Statement.

Critical Accounting Estimates and Policies

Fair Value of Common Stock, page 94

8.

Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features. Please discuss with the staff how to submit your response.

The Company acknowledges the Staff’s comment and undertakes to provide the Staff, once an estimated offering price is available, with a supplemental letter containing the fair value underlying its equity issuances and an analysis explaining the reasons for any differences between the Company’s recent fair value determinations and the estimated offering price, if any.

Principal Stockholders, page 160

9.	Please ensure that you identify the natural persons who are the beneficial owners of the shares held by the 5% or greater stockholder identified in your table.

Cooley LLP 11951 Freedom Dr. #1500 Reston, VA 20190

t: (703) 456-8039 f: (703) 456-8100 cooley.com

May 14, 2021

Page Five

In response to the Staff’s comment, the Company has added disclosure in footnotes on pages 162-163 of the Registration Statement identifying the natural persons with voting and/or investment control over the shares held by the beneficial owners listed in the table.

Financial Statements

Statements of Operations, page F-4

10.

Given the automatic conversion upon the completion of this offering of all of your convertible preferred stock into shares of common stock, please tell us how you considered providing a pro forma presentation of the affected line items on the face of your balance sheet as well as pro forma loss per share on the face of your statements of operations and related footnote discussion thereof.

The Company acknowledges the Staff’s comment, and respectfully notes that paragraph (12) of Regulation S-X 11-02(a) states that a registrant must not present pro forma financial information on the face of the registrant’s historical financial statements or in the accompanying notes, except where such presentation is required by US GAAP. Therefore, in the absence of such a requirement under US GAAP, the Company has not presented pro forma financial information on the face of the balance sheet, on the face of the statement of operations or in the related footnotes. Further, the Company notes that sections 3430.2 and 3430.3 of the SEC Division of Corporation Finance Financial Reporting Manual indicate that pro forma information that is potentially relevant to the automatic conversion of the Company’s convertible preferred stock into shares of common stock (pro forma balance sheet and earnings per share) should be presented if such conversion will result in a material reduction of permanent equity or material reduction of earnings per share. The Company’s conversion of preferred stock will result in an increase to permanent equity and because of reported losses, the conversion to additional common shares will be anti-dilutive and, therefore, will reduce the loss per share (or be an increase to the earnings per share).

The Company recognizes that pro forma information prepared in accordance with Article 11 of Regulation S-X may be useful; therefore, the Company has included more limited pro forma information within the balance sheet data and statement of operations data in the Summary Financial Data section, as well as a pro forma column in the Capitalization section, of the Registration Statement to reflect the effects of the automatic conversion of preferred stock, the elimination of the preferred stock purchase warrant, the settlement of the preferred stock tranche rights liability and the resulting effects on earnings per share. For purposes of calculating the effect on earnings per share, the Company has assumed that the convertible instruments that convert upon the IPO were converted as of the beginning of the fiscal year presented, irrespective of whether they were issued before the fiscal period, during the fiscal period or after the balance sheet date, in accordance with paragraph (6)(i)(B) of Regulation S-X 11-02(a).

Item 15. Recent Sales of Unregistered Securities

Issuances of Preferred Stock, page II-2

11.

Please expand your disclosure related to Issuances of Preferred Stock to name the persons or more clearly identify the class of persons to whom the securities were sold and indicate the section of the Securities Act or the rule of the Commission under which exemption from registration was claimed. Refer to Item 701 of Regulation S-K for guidance.

In response to the Staff’s comment, the Company has revised the disclosure on page II-2 through II-3 of the Registration Statement to identify the class of persons to whom the securities were sold and to clarify the previous disclosure regarding the section of the Securities Act under which exemption from registration was claimed for each sale.

* * * *

Cooley LLP 11951 Freedom Dr. #1500 Reston, VA 20190

t: (703) 456-8039 f: (703) 456-8100 cooley.com

May 14, 2021

Page Six

Please direct any questions or further comments concerning the Registration Statement or this response letter to either the undersigned at (703) 456-8034 or Katherine Denby of Cooley LLP at (202) 776-2070.

Sincerely,

/s/ Darren DeStefano

cc:	Daniel O’Connell, Acumen Pharmaceuticals, Inc.
Patrick O’Brien, Ropes & Gray LLP

Cooley LLP 11951 Freedom Dr. #1500 Reston, VA 20190

t: (703) 456-8039 f: (703) 456-8100 cooley.com